UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2004

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1

Angiotech Pharmaceuticals, Inc. today reported that its corporate partner, Boston Scientific Corp. announced today that it has received an Investigational Device Exemption from the U.S. Food and Drug Administration (FDA) to begin its ATLAS clinical trial. ATLAS is the first clinical trial using Boston Scientific’s new Liberté coronary stent as a platform for its paclitaxel-eluting coronary stent system. TAXUS (TM) Liberté will be the next generation to Boston Scientific’s current paclitaxel-eluting stent system, TAXUS(TM) Express[2](TM).

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date:  July 22, 2004

      By: /s/ David Hall

      Name: David M. Hall

      Title: Chief Financial Officer

Exhibit 1

FOR IMMEDIATE RELEASE
NEWS RELEASE
Thursday, July 22, 2004

ANGIOTECH PARTNER RECEIVES FDA APPROVAL FOR CLINICAL TRIAL OF ITS LIBERTÉ (TM) PACLITAXEL-ELUTING CORONARY STENT SYSTEM

Pivotal study will assess safety and efficacy of next-generation drug-eluting stent system

VANCOUVER, July 22, 2004 -- Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI; TSX: ANP), today reported that its corporate partner, Boston Scientific Corp. announced today that it has received an Investigational Device Exemption from the U.S. Food and Drug Administration (FDA) to begin its ATLAS clinical trial. ATLAS is the first clinical trial using Boston Scientific’s new Liberté coronary stent as a platform for its paclitaxel-eluting coronary stent system. TAXUS (TM) Liberté will be the next generation to Boston Scientific’s current paclitaxel-eluting stent system, TAXUS(TM) Express(2) (TM). The Liberté stent, which has been designed to further enhance deliverability and conformability, particularly in challenging lesions, is currently available in international markets in a bare metal version.

Boston Scientific states that the ATLAS trial is a pivotal study to collect data to support regulatory filings for product commercialization. It is designed to assess the safety and efficacy of a slow-release dose formulation paclitaxel-eluting TAXUS Liberté stent system for the treatment of coronary artery disease. The trial is scheduled to enroll 822 patients at 60 sites in the United States, Canada, Australia, New Zealand, Singapore, Hong Kong and Taiwan, as stated by Boston Scientific.

“I have found the Liberté bare metal stent to be an excellent stent with superb conformability and deliverability,” said Keith Dawkins, M.D., Consultant Cardiologist, Wessex Cardiothoracic Centre, Southampton University Hospital, Southampton, England. “I am looking forward to Boston Scientific’s next-generation paclitaxel-eluting stent, which will use this platform.”

Boston Scientific is a worldwide developer, manufacturer and marketer of medical devices whose products are used in a broad range of interventional medical specialties.

Vancouver-based Angiotech Pharmaceuticals, Inc., a specialty pharmaceutical company focusing on drug-coated medical devices and biomaterials, is dedicated to enhancing the performance of medical devices and biomaterials through the innovative uses of pharmacotherapeutics.  To find out more about Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI; TSX: ANP), please visit our website at www.angiotech.com.

Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words "anticipates," "believes," "may," "continue," "estimate," "expects," "may" and "will" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the United States Securities and Exchange Commission or the Canadian securities regulators. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not assume the obligation to update any forward-looking statements.

FOR ADDITIONAL INFORMATION:

Contact:  Rui Avelar, Angiotech Pharmaceuticals, Inc.

(604) 221-7676 ext 6996

Media:  Eric Starkman, Starkman & Associates

(212) 252-8545 ext 12